May 16, 2005

Mr. Sundaresan Raja
Airbee Wireless, Inc.
President and Chief Executive Officer
9400 Key West Avenue
Rockville, MD 20850-3322

	RE:	Airbee Wireless, Inc.
		Form 10-SB/A-2
		Filed April 12, 2005
		File Number: 0-50918

		Form 10-KSB/A
		Filed April 11, 2005
		File Number: 0-50918

Dear Mr. Raja:

	We have reviewed your filing and have the following comments. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-KSB/A

General
1. We note the discussion in your Form 8-K filed March 22, 2005 that
Mr. Raja was misquoted in an article regarding the possibility that
Airbee is in preliminary negotiations to acquire three unrelated companies. Please confirm that you do not have any plans, proposals or arrangements for any acquisition or merger.
2. We refer you to prior comment 3. Your website remains inconsistent with your registration statement and Form 10-KSB/A. The front page of your website continues to indicate that, "[w]e offer intelligent wireless technology unlike anything else now available at less than half the cost, a faster speed, one-tenth of the power, three times the operating range and superior reliability." Also, it appears that you have since added graphics to the front of your website that includes among other images, a plane firing a missile.
In revising the disclosure in your Form 10-KSB/A, consider corresponding changes to portions of your website in the interest of consistency.
3. We refer your to prior comment 17.  We note substantial
reliance
on the Zig-Bee Revolution Technology Report, prepared in the third quarter of 2003 and the West Strategic Positioning Analysis prepared in March, 2004.  In view of the fact that the reports are from
2003
and 2004, respectively, please advise whether the disclosure that relies on these reports remains accurate and current. To the extent that the information is no longer accurate or current, please revise.

PART I

Item 1.  Business, p.3
Overview, p. 3
4. Please revise your discussion in this subsection to clarify that you have not produced any licensed sales to date.
5. Please revise this section to include the same information as provided in the fourth paragraph of your 10-SB/A subsection titled "The Company."
The Market, p. 4
6. We refer you to the reports by On World, Inc. and Wireless Data Research Group on page 4. The relationship between the findings in these reports and your company`s products is unclear from the disclosure. Please revise to clarify or remove these references.
7. We refer you to previous comment 10. We note that your disclosure regarding Bluetooth`s and IEEE`s 802.11b`s failure and limitations is based on a 2003 report. Please advise if developments in Bluetooth or 802.11(b) standards have changed the dynamics or would effect any comparisons or conclusions. Please also revise, if true, to discuss that your support relates only to the field of HVAC.
Products, p. 4
8. If true, please revise to indicate there have been no products from any vendor certified as Zig-Bee compliant to date.
9. Please revise your discussion of Topology in conformity with your
Form 10-SB/A, specifically the use of charts from the Form 10-SB/A pages 4, 6 and 7 to enhance your discussion of the various systems.
Please also provide the additional 10-SB/A information contained as the last paragraph to the subsection "Potential Applications."

Competition, p. 8
10. We refer you to prior comment 22. Expand your disclosure to address the varying degrees of competition" presented by WiFi and Bluetooth that you discuss earlier in the "Business" section and to discuss in qualitative terms your competitive position within the industry.

Intellectual property, p. 9
11. We note that you "rely upon a combination of patent, copyright, trademark and trade secret laws and contractual restrictions to protect our proprietary technology." However, it appears as if you have no approved patents, or hold copyright or trademark rights.
Please advise.

PART II

Item 6. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, p. 12

Overview, p 12
12. You disclose that you recognize revenue from four primary sources. If true, please clarify that you have not recognized revenue from any of these four sources to date.

Plan of Operations, p. 12
13. We reissue prior comment 23. Your revised disclosure in the Form
10-SB/A indicates that certain salaries and general overhead amounts have not been allocated to research and development costs. Please revise to include your discussion of Research and Development from your Form 10SB/A and revise your disclosure and your statements of operation to present the proper amounts of salaries and general overhead that should be allocated to research and development costs.
Furthermore, your previous response indicates that Airbee and its auditors do not believe that the allocation of compensation and professional expenses is possible under GAAP for development stage companies. Tell us why you do not believe that allocation of compensation and professional expenses is possible under GAAP for development stage companies and cite the authoritative literature to support your response.
14. We refer you to prior comment 25. Your revised disclosure on page 14 of your Form 10-SB/A contains a discussion of the costs of service contracts and hiring additional software engineers that is not contained in your Form 10-KSB/A. Please revise. Also, in view of your limited funds and no software revenue, disclose how you plan to fund the described expansion in the first paragraph on page 13.

Liquidity and Capital Resources, p. 13
15. We refer you to prior comment 2. Please expand your liquidity section to discuss the costs of your reporting obligations and the potential impact on your liquidity.
16. We refer you to prior comments 26 and 27. It remains unclear whether cash will be sufficient for you to continue your operations for at least the next twelve months. Rather, you only reference costs over "several months." Please disclose in quantitative terms the funds needed over the next 12 months.  For example, quantify the
amount required for operating and capital expenditures that will be a
material use of your cash resources.  Further, your plan of
operation
should explain each present and proposed activity and the precise activities to be engaged in, each material event or step required in the start-up of your operations until revenues are generated and the
conditions or contingencies to the achievement of those events.
We
note very little forward-looking information on future costs for
Airbee`s development.   This disclosure should include a
discussion
of the relationship between the development of your products or services, marketing of each product or service and the additional funds you receive over the next 12 months. See Item 303(a) of Regulation S-B.

Consolidated Balance Sheets, p. 21
17. We note that the number of treasury shares on the balance sheet does not reconcile with the number of treasury shares disclosed in
Note 11-Stockholders`Deficit.  Please revise.

Consolidated Statement of Cash Flows, p. 25
18. We refer you to prior comment 42. We note your response that you have classified salaries converted to notes payable as financing activity in your Statements of Cash Flows; however, the statement has not been revised. Please revise to comply with your response

Note 2 - Summary of Significant Accounting Policies, page 27 Revenue and Cost Recognition, p. 29
19. We refer you to prior comment 44. We note in your disclosure that revenue from products licensed to original equipment manufactures (OEM) is recognized when the OEM ships the licensed products to its customers. Tell us and disclose whether there are any undelivered elements associated with these agreements, and if so, how VSOE is determined.
20. Revise and tell us how revenues are recognized on royalties that are charged on a per unit basis. In this regard, clearly disclose the timing or when revenue is recognized.
21. Revise and tell us how revenue is recognized on contracts that include services that represent significant customization or modification of software.

Note 7 - Intellectual Property, p. 34
22. We refer you to prior comment 47.  We note in your response that
no amortization expense appears in cost of sales for capitalized software costs because management has determined that the intangible assets have an indefinite, but not an infinite useful life. Be advised that SFAS 142 paragraph 8(i) indicates that SFAS 142 does not change the accounting prescribed by SFAS 86.  In this regard, SFAS
86
does not allow capitalized software to have an indefinite life and, therefore, amortization should begin upon the general release of the software. Provide us with your analysis describing the pattern in which the expected benefits will be consumed or otherwise used up.

Note 11 - Stockholders` Deficit, p. 35

Stock Option Plan and Warrants, p. 36
23. We refer you to prior comments 50 and 83.  Your response did not
fully address our comment and, therefore, we are reissuing the comment. We note from your response that grantee has the right to relinquish shares of stock if they choose to exercise their options without the payment of cash to the company.  In this regard, indicate
how these right impacts how you accounted for the options granted. Tell us how you considered the guidance in paragraphs 75 through 101 of EITF 00-23, and whether variable accounting would apply in this situation.
24. We refer you to prior comment 51. Your response did not fully address our comment and, therefore, we are reissuing the comment. We note from the schedule that you provided in your response on
February
3, 2005 that shares of common stock, stock options, and warrants appear to be issued at discounts from the fair market value of the common stock. Tell us why you have not recorded any compensation expense for the issuances below fair market value. For example, on
October 18, 2002 you sold shares of common stock for $0.22 and on October 18, 2002 you granted options and used a fair value of $0.00004. On June 9, 2004 you sold shares of common stock for $0.42 and on July 1, 2004 you granted options and used a fair value of $0.38. Be advised that price paid by third party investors represents the best evidence of fair value. Therefore, the fair value subsequent to these third party investor purchases should agree to the last such sale. For example, the options granted after September 1, 2003, November 18, 2003, and June 9, 2004 should use a fair value of $0.20, $0.1138, and $0.42. Revise and provide us with an update schedule that shows common stock issued and stock options granted in chronological order.

Item 8A.  Controls and Procedures, p. 39
25. We note your statement in the Form 10-KSB/A referenced above, that the Principal Executive Officer and Principal Financial Officer have concluded that the company`s disclosure controls and procedures were effective "in gathering, analyzing and disclosing information needed to satisfy our disclosure obligations under the Exchange Act."
This definition of disclosure controls and procedures appears to be narrower than Rule 13a-15(e). Please revise your Form 10-KSB/A.
26. You disclose that there were no "significant changes" in Airbee`s internal controls over financial reporting that could "affect those controls since the most recent evaluation of such controls." In this regard it does not appear that your disclosure is consistent with the requirements of Item 308(c) of Regulation S-B and Rule 13a-15(d). Please revise your Form 10-KSB/A to indicate if during the quarter ended December 31, 2004 there was "any change" that materially affected or was reasonably likely to materially affect, your internal controls over financial reporting.


Part III

Item 12. Certain Relationships and Related Transactions, p. 47
27. We note that you disclose the amounts due to officers as a result of promissory notes entered into with officers. Please revise to also provide a materially complete description of each promissory note. For example, disclose the original amount of each loan and clarify at what percentage each note accrues. Also, the liquidity subsection in your "Management`s Discussion and Analysis of Financial
Condition and Results of Operations" should address your commitments as a result of these notes.

















Closing

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Morgan Youngwood at (202) 551-3479, or
Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have any questions regarding comments on the financial statements and related matters. Please contact Adam Halper at (202) 551-3482 or Jeffrey Werbitt at (202) 551-3456 with any other questions.


							Sincerely,


							Barbara C. Jacobs
							Assistant Director

cc:	Brian A. Pearlman
	Adorno & Yoss
      350 East Las Olas Boulevard
      Suite 1700
      Fort Lauderdale, Florida 33301

??

??

??

??

Airbee Wireless, Inc.
Form 10-SB/A-2
Page 1